



06016000

8 August 2006

MyTravel Group plc

Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1.   makes or is required to make public pursuant to the laws of England and Wales;

2.   distributes or is required to distribute to the holders of its securities; and

3.   files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 3rd of August 2006, the Company filed with the London Stock Exchange an announcement regarding a Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

PROCESSED
AUG 1 7 2006
THOMSON
FINANCIAL

part of **MyTravel** group

MyTravel Group plc.
Registered Office
Holiday House, Sandbrook Park, Sandbrook Way,
Rochdale, Lancashire OL11 1SA

Registered in England.
Company Registration No. 742748

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Aviva plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morley Fund Management Ltd:
BNY Norwich Union Nominees Ltd
4,388,877*
Chase GA Group Nominees Ltd   9,800,412*
Chase Nominees Ltd   249,911*
CUIM Nominee Ltd   3,880,775*

*denotes beneficial interest

5. Number of shares / amount of stock acquired

N/a

6. Percentage of issued class

N/a

7. Number of shares / amount of stock disposed

178,308

8. Percentage of issued class

0.04%

9. Class of security

30p Ordinary Shares

10. Date of transaction

1 August 2006

11. Date company informed

3 August 2006

12. Total holding following this notification

18,319,975* 30p Ordinary Shares
*beneficial interest only

13. Total percentage holding of issued class following this notification

3.97% of the 30p ordinary shares

14. Any additional information

Figures are based on the revised shares in issue of 461,067,136

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

3 August 2006



Aviva plc
PO Box 89
Surrey Street
Norwich   NR1 3DR

Facsimile

To:	The Company Secretary MyTravel Group plc	Fax:	01706 742650
From:	Denise Peart Global Reporting Unit Aviva plc	Fax: Direct Tel:	01603 680660 01603 843362
Date:	2 August 2006	Pages:	4 including cover
Subject:	Section 198 Notification		

Please find attached a copy notification, the original has been posted to you.

Please contact me if you have any queries.

Yours faithfully

Denise Peat

Denise Peart
for and on behalf of
Aviva plc



AVIVA

Aviva plc PO Box 89 Surrey Street Norwich NR1 3DR www.aviva.com

The Company Secretary
MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
OL11 1SA

Direct Line: 01603 843362
Fax: 01603 680660
Our Ref: GRU/DP

2 August 2006

Dear Sir

MYTRAVEL GROUP PLC – SEDOL B06BLB4

The attached notification is provided to you, on behalf of Aviva plc and its subsidiaries, and in fulfilment of the obligations imposed by sections 198 to 202 of the Companies Act 1985.

If in future you would prefer to receive these notifications via e-mail please could you provide a suitable e-mail address that could be used for this purpose. Please direct your reply to globrep@norwich-union.co.uk.

Yours faithfully

Denise Peart
for and on behalf of
Aviva plc

Aviva plc Registered in England No 2468686 Registered Office St Helen's 1 Undershaft London EC3P 3DQ

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Aviva plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morley Fund Management Ltd:
BNY Norwich Union Nominees Ltd	4,388,877*
Chase GA Group Nominees Ltd	9,800,412*
Chase Nominees Ltd	249,911*
CUIM Nominee Ltd	3,880,775*

*denotes beneficial interest

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

178,308

8. Percentage of issued class

0.04%

9. Class of security

Ord GBP0.03

10. Date of transaction

1 August 2006

11. Date company informed

2 August 2006

12. Total holding following this notification

18,319,975*

*beneficial interest only

13. Total percentage holding of issued class following this notification

3.97%

14. Any additional information

Figures are based on shares in issue of 461,003,277

15. Name of contact and telephone number for queries

16. Name and signature of authorised company official responsible for making this notification

Date of notification